Contact

www.linkedin.com/in/mickal-adler-1578868 (LinkedIn)
www.bluewilliams.com (Company)
www.platinumdecor.com (Company)
www.adlersjewelry.com (Company)

Top Skills

Negotiation

Marketing

Product Development

Mickal Adler

Attorney, investor, entrepreneur.

Metairie, Louisiana, United States

Summary

Experienced Counsel and Manager with a history of leading teams, handling legal and executive functions, and with hands on experience in product design and development, manufacturing and importing, retail, marketing and e-commerce. Strong professional skills in negotiation, sales, real estate, intellectual property and business management.

Experience

Mariposa Technology
Co-Founder
February 2021 - Present (1 year 10 months)

Adler's New Orleans
Manager and Counsel
August 2008 - Present (14 years 4 months)
New Orleans, Louisiana, United States

Adler's was founded in 1898 and is still family owned and operated. Today Adler's has four locations and a web site and carries fine jewelry, watches and gifts. In addition to continuing its traditional manufacturing operations, Adler's is also proud to represent the worlds finest brands of merchandise.

Blue Williams, LLC
Attorney At Law
May 1991 - Present (31 years 7 months)
Greater New Orleans Area

Associate Attorney (1993-1998), Partner (1998-2002), Of Counsel Attorney (2002-Present). Litigation and business practice covering a wide array of practice areas, including but not limited to the following: complex toxic tort and asbestos litigation involving thousands of claims by shipyard employees, premises liability, lender liability, maritime personal injury and products liability. Cases have involved various contractual issues of insurance coverage, construction contract interpretation and commercial lease disputes. Employment related litigation includes workers compensation cases under both the Louisiana Workers' Compensation Law and the Longshore and Harbor Workers' Compensation Act, in addition to cases involving Title VII, intentional tort, punitive damages, Executive Officer liability and occupational disease. Clients include insurance companies, large employers and public companies, and small businesses and individuals. Recently concluded handling over two hundred claims in class action against British Petroleum related to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico. Business practice includes buying and selling businesses, corporate formation and operating agreements, commercial leases, license agreements and other intellectual property agreements.

Platinum Decor
Owner
April 2007 - April 2018 (11 years 1 month)

Platinum Decor is a design oriented importer and wholesaler of modern home and hospitality furniture. The headquarters are in New Orleans, and the showroom and warehouse are in High Point, North Carolina.

Peel and Company
Owner and Manager
January 2003 - May 2008 (5 years 5 months)

Managed operations including running trade shows in multiple venues and serving as National Sales Manager and managed marketing program. Directed warehouse operations, engaged in product development in furniture and weaving factories in China, Hong Kong and India.

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Education

Tulane University Law School
J.D. · (1989 - 1993)

Millsaps College
B.B.A., Business, Computer Science, Geology · (1984 - 1988)